Pricing Term Sheet

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-231156

Dated January 7, 2021

Relating to Preliminary Prospectus Supplement

Dated January 6, 2021 to Prospectus Dated January 6, 2021

SUMMIT HOTEL PROPERTIES, INC.
Pricing Term Sheet
$250,000,000 1.50% Convertible Senior Notes due 2026

This pricing term sheet supplements Summit Hotel Properties, Inc.’s preliminary prospectus supplement, dated January 6, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Summit Hotel Properties, Inc. and not its subsidiaries.

Issuer:	Summit Hotel Properties, Inc., a Maryland corporation

Title of Securities:	1.50% Convertible Senior Notes due 2026 (the “Notes”)

Ticker/Exchange for Common Stock:	INN / New York Stock Exchange (the “NYSE”)

Securities Offered:	$250,000,000 principal amount of Notes

Over-allotment Option:	Up to $37,500,000 principal amount of Notes

Maturity:	February 15, 2026, unless earlier converted, purchased or redeemed

Issue Price:	100.00%, plus accrued interest, if any, from January 12, 2021

Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $243,250,000 (or approximately $279,812,500 if the underwriters exercise their over-allotment option to purchase additional notes to cover over-allotments in full), after deducting the underwriting discount and our estimated offering expenses related to this offering.

We expect to enter into privately negotiated capped call transactions with certain of the underwriters or their respective affiliates and other counterparties (the “option counterparties”). We intend to use approximately $18.4 million of the net proceeds from this offering to pay the cost of the capped call transactions. If the underwriters exercise their over-allotment option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of such additional notes to enter into additional capped call transactions.

We will contribute the remaining net proceeds from this offering to our operating partnership. Our operating partnership will use the remaining net proceeds to reduce our outstanding indebtedness, including amounts outstanding under our senior unsecured revolving credit facility and our term loans.

Interest:	1.50% per year. Interest will accrue from January 12, 2021 (the scheduled date of original issuance)

Interest Payment Dates:	Each February 15 and August 15, beginning on August 15, 2021

Interest Payment Record Dates:	Each February 1 and August 1

Initial Conversion Rate:	83.4028 shares of our common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $11.99 per share of our common stock

NYSE Last Reported Sale Price on January 7, 2021:	$8.72 per share of our common stock

Conversion Premium:	Approximately 37.5% above the NYSE last reported sale price on January 7, 2021

Optional Redemption On or After February 20, 2024:	The Issuer may not redeem the Notes prior to February 20, 2024. On or after February 20, 2024, the Issuer may redeem the Notes for cash, in whole or from time to time in part, at the Issuer’s option, if the last reported sale price of the Issuer’s shares of common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption. In connection with any optional redemption, the Issuer will redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Trade Date:	January 8, 2021

Expected Settlement Date:	January 12, 2021

Joint Book-Running Managers:	BofA Securities, Inc.
Deutsche Bank Securities Inc.

Senior Co-Managers:	KeyBanc Capital Markets Inc.
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Capital One Securities, Inc.
PNC Capital Markets LLC
Raymond James & Associates, Inc.
BMO Capital Markets Corp.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Bancroft Capital, LLC

CUSIP/ISIN:	866082 AA8/US866082AA86

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption:	The following table sets forth the number of additional shares (as defined under “Description of the Notes — Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change or Notice of Redemption” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$8.72	$9.50	$10.50	$11.99	$13.50	$15.59	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00
January 12, 2021	31.2760	27.1042	21.8124	16.1293	12.1459	8.4516	6.2171	4.2740	2.1504	1.1270	0.2865	0.0278
February 15, 2022	31.2760	26.4232	20.9314	15.1109	11.1067	7.4811	5.3503	3.5550	1.6828	0.8323	0.1788	0.0000
February 15, 2023	31.2760	25.4642	19.7152	13.7323	9.7281	6.2341	4.2720	2.6970	1.1700	0.5343	0.0860	0.0000
February 15, 2024	31.2760	24.1926	18.0438	11.8249	7.8526	4.6100	2.9360	1.7070	0.6560	0.2717	0.0240	0.0000
February 15, 2025	31.2760	22.5779	15.6086	8.9158	5.0778	2.4298	1.3269	0.6725	0.2328	0.0913	0.0015	0.0000
February 15, 2026	31.2760	21.8603	11.8352	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $8.72 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 114.6788 shares of common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

The Issuer has filed a registration statement (including a prospectus dated January 6, 2021 and a preliminary prospectus supplement dated January 6, 2021) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com or Deutsche Bank Securities Inc. at (800) 503-4611 or emailing prospectus.cpdg@db.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.